EXHIBIT 99.3

Updated Preliminary Non-Binding Proposal to Acquire 58.com Inc.

April 30, 2020

The Board of Directors 58.com Inc.
Building 105, 10 JiuXianQiao North Road Jia Chaoyang District, Beijing 100015
The People’s Republic of China

Dear Board Members,

Reference is made to the preliminary non-binding proposal dated April 2, 2020 (the “Original Proposal”, as amended and updated by this letter and as may be further amended and updated from time to time, the “Proposal”) from Ocean Link Partners Limited (together with its affiliated investment entities, “Ocean Link”) to acquire all of the outstanding ordinary shares of 58.com Inc. (the “Company”) in a going private transaction (the “Transaction”).

We, Warburg Pincus Asia LLC (together with its affiliated investment entities, “Warburg Pincus”), General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”), Ocean Link, and Mr. Jinbo Yao, the Chief Executive Officer of the Company (collectively, the “Initial Consortium Members”), are pleased to update the Proposal to, among other things, inform you that we are forming a buyer consortium with respect to the proposed Transaction (the “Consortium”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders. The Proposal represents a premium of approximately 17.8% to the closing price of the Company’s ADSs on the trading day immediately preceding the Original Proposal and a premium of 17.1% to the volume-weighted average closing price during the last 15 calendar days preceding the Original Proposal.

Set forth below are the updated primary terms of our Proposal:

1.
Consortium Members. The Initial Consortium Members have agreed to work exclusively with each other in pursuing the proposed Transaction. The Initial Consortium Members in the aggregate hold approximately 44.1% of the total voting power of the Company’s issued and outstanding shares.

2.	Purchase Price. We propose to acquire all of the outstanding ordinary shares of the Company and the American Depositary Shares of the Company (each, an “ADS”, representing two Class

A ordinary shares of the Company). The consideration payable for each ADS to be acquired will be US$55.00 in cash, or US$27.50 in cash per ordinary share (in each case other than those ADSs or ordinary shares that may be rolled over in connection with the proposed Transaction).

3.
Funding. We intend to fund the Transaction with a combination of equity and debt financing, and we expect the commitments for the required funding, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Transaction (the “Definitive Agreements”) are signed. Equity financing will be provided by the Initial Consortium Members and additional members that may be admitted into the Consortium. We are confident of our ability to secure adequate financing  for the Transaction in a timely manner.

4.
Due Diligence. We, along with our advisors, are prepared to move expeditiously to carry out our due diligence on the Company. The Initial Consortium Members, together with our advisors, have significant experience in structuring and consummating transactions of this type and believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with negotiation of the Definitive Agreements.

5.
Definitive Agreements. We are prepared to promptly negotiate and finalize the Definitive Agreements. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.
Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We understand that the Company’s Board of Directors has established a special committee (the “Special Committee”) comprised of independent directors to evaluate our Proposal and any alternative strategic option that the Company may pursue. We look forward to promptly engaging with the Special Committee and its advisors to discuss our Proposal.

In considering our Proposal, you should be aware that the Initial Consortium Members do not intend to sell their shares in the Company to any third party or support any competing bid to our Proposal while remaining a member of the Consortium.

7.
About Warburg Pincus. Warburg Pincus is a leading global private equity firm focused on growth investing. Warburg Pincus has more than $54 billion in private equity assets under management. Warburg Pincus’ active portfolio of more than 185 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 19 private equity funds, which have invested more than $83 billion in over 895 companies in more than 40 countries. Warburg Pincus is headquartered in New York with offices in Amsterdam, Beijing, Berlin, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore.

8.	About General Atlantic. General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. Established in 1980, General Atlantic has more than 180 investment professionals based in New York, Greenwich, Palo Alto, São Paulo, London, Munich, Mexico City, Beijing, Shanghai, Hong Kong, Mumbai, Singapore and Jakarta. General Atlantic combines a collaborative global approach, sector specific expertise, a long- term investment horizon and a deep understanding of growth drivers to partner with management teams to build exceptional businesses worldwide. General Atlantic has $37 billion in assets under management, and the firm’s unique capital base is comprised of long-term commitments primarily from wealthy families and large charitable foundations; this affords General Atlantic with flexibility in investment structures and time horizon, enabling a strong partnership approach with growth companies.

9.
About Ocean Link. Ocean Link is a private equity firm with a focus on China’s consumer, travel and TMT sectors. Ocean Link currently manages two USD funds and an RMB Fund. With teams in Shanghai, Beijing and Hong Kong, Ocean Link invests in the leading companies across the value chain and sub-verticals of the abovementioned sectors.

10.
No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction or in connection with the Company’s securities. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

11.	Governing Law. This letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof.

We would like to express our commitment to working collaboratively with the Special Committee and its advisors to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding our Proposal, please do not hesitate to contact us.

Sincerely,

Jinbo Yao
/s/ Jinbo Yao

Warburg Pincus Asia LLC By: Julian Cheng, Managing Director
/s/ Julian Cheng

General Atlantic Singapore Fund Pte. Ltd.
By: Ong Yu Huat, Director
/s/ Ong Yu Huat

Ocean Link Partners Limited
By: Tony Tianyi Jiang, Partner
/s/ Tony Tianyi Jiang